

Mail Stop 3720

April 13, 2010

Joseph R. Ianniello
Executive Vice President and Chief Financial Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

> **RE:** **CBS Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-09553**

Dear Mr. Ianniello:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Tell us your assessment of the expected impact of the health care overhaul legislation on your income tax expense and associated net income.

Item 1A. Risk Factors, page I-23

The Loss of Key Personnel, Including Talent, Could Disrupt…and Adversely Affect Its Revenues, page I-30

2. Indicate whether you have a succession plan for your founder and Chairman of the Board, Summer Redstone.

Liquidity and Capital Resources, page II-28

3. We note your belief that your operating cash flows and borrowing capacity, among other things, will be sufficient to fund your operating needs "for the foreseeable future." Provide a more detailed discussion of your plans to meet both your short-term and long-term liquidity needs. For example, we note that you have more than $5B in payments due in 2010, while you only had $939M of net cash flow from operating activities in 2009 and you have borrowing capacity of $1.8B under your credit facility. Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Contractual Obligations, page II-29

4. Please include a "Total" row in this table to reflect the total payments due in each period presented. See Item 303(a)(5) of Regulation S-K.

Impairment of Goodwill and Intangible Assets, page II-31
3) Goodwill and Intangible Assets, page II-54

5. We note that goodwill represents 32% or more of your assets as of December 31, 2009. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

    *   Percentage by which fair value exceeded carrying value as of the most recent step-one test
    *   Amount of goodwill allocated to the unit
    *   Description of the methodology used to determine fair value
    *   Description of key assumptions used and how the key assumptions were determined
    *   Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

    Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

6. We note that FCC licenses accounted for 21% of total assets as of December 31, 2009. We note that revenues, operating income, and segment income have

declined in recent quarters on a year-over-year basis due to the negative impact of the current economic environment. In light of the significance of your FCC licenses' balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of your FCC licenses. For each unit of accounting (with a material license balance) that faces impairment risk, please disclose:

- The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

- A description of key assumptions that drive fair value in your discounted cash flow methodology.

- The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Please provide us with your proposed disclosure in response to this comment.

15) Reportable Segments, page II-84

7. We note that in the fourth quarter of 2009, you realigned your operating segments. For each reportable segment, please identity the operating segments and their respective reporting units and your basis for aggregation pursuant to the pertinent accounting literature.

8. Please refer to your letter dated February 14, 2007. In the sixth paragraph on page two therein, you stated that the "CBS Television reporting unit consists of three *inter-related* and *inter-dependent* divisions: CBS Network (the "Network"), CBS Television Stations, its owned and operated stations ("Stations") and CBS Enterprises, its secondary television market distribution arm ("Distribution"); together these divisions function as one business, CBS Television." In carving out Stations from CBS Network and Distribution, which appear to remain in your Entertainment segment, and aggregating it with Radio, tell us how you were able to overcome the presumptive interdependency among Stations, CBS Television Network and CBS Television Distribution.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,
/s

Larry Spirgel
Assistant Director